Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

GigCapital Global Enhances Its Private-to-Public Equity Platforms to Elevate High-Tech Firms from Private to Public Markets

Completed IPO of GigCapital8 Corp. in October 2025 and Filed Form S-1 Registration Statement for IPO of GigCapital9 Corp. in December 2025

Continues Execution of its Mentor-Investor™ Methodology to Bolster Succes of its Post-Combination Companies in the Public Markets

GigCapital7 Celebrates Hadron Energy’s Start of Formal NRC Review of Its Halo Micro Modular Reactor

Palo Alto, CA 12/08/2025 – GigCapital Global, along with its affiliate GigCapital7 Corp. (Nasdaq: GIG), proudly supports Hadron Energy Inc. (“Hadron Energy”) as its Quality Assurance Program Description Topical Report has been accepted for review by the United States Nuclear Regulatory Commission (“NRC”). This milestone reflects the start for formal NRC review of Hadron Energy’s Halo Micro Modular Reactor, validating that Hadron Energy’s submission includes the necessary information for a detailed technical evaluation by the NRC, underscoring the company’s robust early licensing efforts.

“Hadron Energy exemplifies the type of company with which GigCapital Global aspires to partner in deploying our Private-to-Public Equity (PPE)TM business approach, exhibiting disciplined innovation that our nation needs,” said Dr. Avi Katz, Founding Managing Partner of GigCapital Global and CEO of GigCapital7. “The NRC’s acceptance for review highlights Hadron Energy’s strong engineering culture and readiness to transition to a public company. We are proud to support and advance Hadron Energy’s micro modular nuclear reactor (MMR) technology, which promises to reinforce U.S. energy independence and economic growth.”

Dr. Katz and the GigCapital Global team launched their first Private-to-Public Equity (PPE) platform in 2017, applying the well-established Special Purpose Acquisition Company, or SPAC, model, to create a disciplined and reliable fast path to public capitalization for emerging technology leaders. This structure gives transformational companies access to public market versatile funding vehicles while preserving the operational focus and strategic flexibility they need during the transition from private to public markets.

GigCapital Global concentrates on advanced industrial sectors that measurably improve quality of life and align with U.S. national priorities, ensuring that the companies GigCapital Global supports have both long-term relevance and strong growth potential.

A defining element of GigCapital Global’s approach is its Mentor-Investor™ model. Rather than acting as a passive financial sponsor, the team works side by side with partner companies, sharing operational responsibilities and supporting strategic execution before, through, and after the business combination that takes the company public. This active involvement strengthens the leadership teams, accelerates scale, and helps ensure durable long-term performance in the public markets.

Building on the previous many years of strong results delivered to investors and partner companies, GigCapital Global continues to launch new Private-to-Public Equity (PPE) platforms designed to support the capitalization and long term growth of businesses aligned with U.S. national priorities. These platforms open the door for a broad range of public market investors to participate in the growth of high impact companies, while giving those companies a structured and reliable path to scale.

Recently, GigCapital8 Corp. completed its IPO and is in the process of searching for an initial business combination, and its ninth Private-to-Public (PPE) entity, GigCapital9 Corp. has earlier this week filed its Form S-1 Registration Statement for its initial public offering.

About GigCapital Global

GigCapital Global is a Private-to-Public Equity (PPE)™ business and technology executive group dedicated to taking late-stage, high-quality private TMT companies to the public market. Its “IPO-in-a-box” provides an alternative to the lengthy traditional IPO process, and its Mentor-Investor™ methodology fosters growth for the companies with which its Private-to-Public Equity (PPE) companies combine.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global, and is used pursuant to agreement.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE) company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

About GigCapital8 Corp.

GigCapital8 Corp. is a Private-to-Public Equity (PPE) company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital8 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron Energy’s or GigCapital7’s future financial or operating performance. For example, statements regarding the construction and performance of the Hadron Halo, Hadron Energy’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron Energy MMR; potential relationships or engagements; the outcome of Hadron Energy’s regulatory submissions; and statements regarding the benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron Energy and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron Energy, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron Energy’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron Energy, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron Energy’s MMR; Hadron Energy’s ability to scale and grow its business; the cash position of Hadron Energy following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron Energy as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron Energy to successfully commercialize its MMR, and Hadron Energy’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron Energy does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron Energy is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron Energy, including the Registration Statement that Hadron Energy and GigCapital7 intend to file in connection with the business combination.

If any of these risks materialize or Hadron Energy’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron Energy or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron Energy or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron Energy nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron Energy’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7and Hadron Energy intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination, the prospectus relating to the offer of securities to be issued in connection with the business combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7 will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GigCapital7Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron Energy, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the business combination will be set forth in the Registration Statement, along with information concerning the interests of Hadron Energy’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron Energy’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

GigCapital Global and GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com